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                              September 14, 2022

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242

                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-32559

       Dear R. Steven Hamner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022

       Significant Tenants, page 12

   1. Please tell us whether properties leased to Steward represent more than 20% of your total assets as of December
31, 2021. To the extent you lease more than 20% of your total assets to Steward at
December 31, 2021, please tell us what consideration you gave to providing audited
financial statements of Steward. In addition, please tell us the total loan amount to Steward that
was outstanding as of December 31, 2021.
   2. We note your table on page 12 and your note (1) to the table. Please address the following:
                                                            Please tell us if
you have made adjustments to individual line items within this table that are not also
reflected within the adjustments to the total on page 49. To the
 R. Steven Hamner
FirstName LastNameR.
Medical Properties Trust,Steven
                          Inc. Hamner
Comapany 14,
September  NameMedical
               2022        Properties Trust, Inc.
September
Page 2     14, 2022 Page 2
FirstName LastName
              extent you have made such adjustments, please tell us and revise your filing to provide more quantitative and qualitative information about any such adjustments.
                Please tell us if you have adjusted the amounts for Steward and HCA for a transaction that was pending as of the date of the filing. To the extent you have made such adjustments, please tell us how you determined it was appropriate to reflect this pending transaction within your table.
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Critical Accounting Policies
Credit Losses , page 41

3. We note your disclosure related to Halsen Healthcare on page 79. In light of their bankruptcy filing, please tell us what consideration you gave to disclosing the balances of any receivables from Halsen Healthcare that were outstanding at December 31, 2021.
Non-GAAP Financial Measures
Pro Forma Gross Assets, page 49

4. We note your non-GAAP measure titled total pro forma gross assets. Please address the following:
             We note your use of the phrase "pro forma" in the title. Please tell us how you considered the possibility of this measure being confused with pro forma information prepared in accordance with Article 11 of Regulation S-X.
             We note your adjustment for real estate commitments on new investments, your adjustment for cash used for funding the transactions above, and your notes (1) and
              (4) to the table. Please tell us and revise to provide more detail regarding these adjustments, or advise.
             We note your adjustment for the incremental gross assets of your joint ventures and other and your note (3) to the table. Please tell us and revise to provide more detail about this adjustment, or advise. Your revisions should include, but not be limited to, how the amounts were derived and that the company does not control the joint venture or have legal claim to the assets of the joint venture. This comment also applies to your disclosure within your earnings releases.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295
with any questions.



                                                               Sincerely,
 R. Steven Hamner
Medical Properties Trust, Inc.
September 14, 2022
Page 3
FirstName LastNameR. Steven Hamner
Comapany NameMedical Properties Trust, Inc.
                                              Division of Corporation Finance
September 14, 2022 Page 3                     Office of Real Estate &
Construction
FirstName LastName